UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 4)*

                    Under the Securities Exchange Act of 1934

                           MAGAL SECURITY SYSTEMS LTD.
                           ---------------------------
                                (Name of Issuer)

                  Ordinary Shares, par value NIS1.00 per share
                  --------------------------------------------
                         (Title of Class of Securities)

                                   M6786D 10 4
                                   -----------
                                 (CUSIP Number)

                               Steven J. Glusband
                            Carter, Ledyard & Milburn
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 26, 2005
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format will include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page will not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M6786D 10 4

1     NAME OF REPORTING PERSON: Mr. Nathan Kirsh
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) [ ]
                                                        (b) [X]
3     SEC USE ONLY

4     SOURCE OF FUNDS: PF, WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e):                                 [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION: Swaziland

NUMBER OF       7     SOLE VOTING POWER: 346,375
SHARES
BENEFICIALLY    8     SHARED VOTING POWER: 1,485,852*
OWNED BY
EACH            9     SOLE DISPOSITIVE POWER: 346,375
REPORTING
PERSON WITH     10    SHARED DISPOSITIVE POWER: 1,485,852*

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON: 1,832,227

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                        [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 17.66%

14    TYPE OF REPORTING PERSON: IN

----------------------
* Mr. Kirsh, The Eurona Foundation and Mira Mag Inc. are the beneficial owners of 1,485,852 ordinary shares of the Issuer. Mira Mag Inc. directly holds 1,485,852 ordinary shares of the Issuer. The Eurona Foundation is Lichtenstein trust controlled by Nathan Kirsh, who is also the trustee of such entity. The Eurona Foundation holds 84.5% of the shares of Mira Mag Inc. Accordingly, Mr. Kirsh may be deemed to have the sole voting and dispositive power as to the 1,485,852 ordinary shares of the Issuer held by Mira Mag Inc.

CUSIP No. M6786D 10 4

1     NAME OF REPORTING PERSON: The Eurona Foundation
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) [ ]
                                                        (b) [X]
3     SEC USE ONLY

4     SOURCE OF FUNDS: WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e):                                [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION:  Liechtenstein

NUMBER OF        7     SOLE VOTING POWER: 0
SHARES
BENEFICIALLY     8     SHARED VOTING POWER: 1,485,852*
OWNED BY
EACH             9     SOLE DISPOSITIVE POWER: 0
REPORTING
PERSON WITH      10    SHARED DISPOSITIVE POWER: 1,485,852*

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON: 1,485,852

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                        [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.32%

14     TYPE OF REPORTING PERSON: OO

----------------------
* Mr. Kirsh, The Eurona Foundation and Mira Mag Inc. are the beneficial owners of 1,485,852 ordinary shares of the Issuer. Mira Mag Inc. directly holds 1,485,852 ordinary shares of the Issuer. The Eurona Foundation is Lichtenstein trust controlled by Nathan Kirsh, who is also the trustee of such entity. The
Erona Foundation holds 84.5% of the shares of Mira Mag Inc. Accordingly, Mr. Kirsh may be deemed to have the sole voting and dispositive power as to the 1,485,852 ordinary shares of the Issuer held by Mira Mag Inc.

CUSIP No. M6786D 10 4

1     NAME OF REPORTING PERSON: Mira Mag Inc.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) [ ]
                                                        (b) [X]
3     SEC USE ONLY

4     SOURCE OF FUNDS: WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e):                                [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION:  Liberia

NUMBER OF        7     SOLE VOTING POWER: 0
SHARES
BENEFICIALLY     8     SHARED VOTING POWER: 1,485,852*
OWNED BY
EACH             9     SOLE DISPOSITIVE POWER: 0
REPORTING
PERSON WITH      10    SHARED DISPOSITIVE POWER: 1,485,852*

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON: 1,485,852

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                         [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.32%

14    TYPE OF REPORTING PERSON: CO

----------------------
* Mr. Kirsh, The Eurona Foundation and Mira Mag Inc. are the beneficial owners of 1,485,852 ordinary shares of the Issuer. Mira Mag Inc. directly holds 1,485,852 ordinary shares of the Issuer. The Eurona Foundation is Lichtenstein trust controlled by Nathan Kirsh, who is also the trustee of such entity. The Eurona Foundation holds 84.5% of the shares of Mira Mag Inc. Accordingly, Mr. Kirsh may be deemed to have the sole voting and dispositive power as to the 1,485,852 ordinary shares of the Issuer held by Mira Mag Inc.

     This Amendment No. 4 to the Statement on Schedule 13D dated July 24, 2003, and previously amended on April 22, 2004, is being filled to report the distribution by Mira Mag Inc. ("Mira Mag") of an aggregate of 337,279 ordinary shares, NIS 1.0 par value, of Magal Security Systems, Ltd., an Israeli corporation, (the "Issuer"), whose principal executive offices are located at 17 Altalef Street, Yahud Industrial Zone, 56100, Israel, to Mr. Guy Even-Ezra, Mr. Asaf Even-Ezra and Ms. Ornit Dekel.


Item 2. Identity and Background

     ITEM 2 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

     This statement is being filed by Mr. Nathan Kirsh, The Eurona Foundation (the "Foundation") and Mira Mag Inc., ("Mira Mag").

     Mr. Nathan Kirsh is an independent investor. Mr. Kirsh has served as a director of the Issuer since 1984, as a trustee of the Foundation since its incorporation and as a director of Mira Mag since its incorporation in 1984. Mr. Kirsh's business address is c/o Kirsh Holdings Ltd. Development House, Swazi Plaza, Mbabane, Swaziland.

     The Foundation is a trust organized in Liechtenstein. The Eurona Foundation is an entity controlled by Nathan Kirsh, the trustees of which are Prinz Michael von Liechtenstein and Nathan Kirsh. The principal business office of the Foundation is Altenbach 8, P. O. Box 339, FL 9490 Vaduz, Liechtenstein.

     Mira Mag is a holding company, incorporated under the law of the state of Liberia. 84.5% of the shares of Mira Mag are held by the Foundation. The business address of Mira Mag is c/o International Trust Company of Liberia, 80 Broad Street, City of Monrovia, County of Montserrado, Republic of Liberia. Mira Mag's directors are Messrs. Nathan Kirsh, Stanley Fleisher and Jacob Even Ezra.

     During the last five years, neither Mr. Kirsh, the Foundation or Mira Mag, nor any of the trustees of the Foundation or the directors and executive officers of Mira Mag, listed on Schedule 1 hereto, has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction


     ITEM 4 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

     On December 26, 2005, Mira Mag distributed 337,279 of the ordinary shares of the Issuer that were held by it to the beneficial owners of such shares, Mr. Guy Even-Ezra, Mr. Asaf Even-Ezra and Ms. Ornit Dekel.

Item 5. Interest in Securities of the Issuer


         ITEM 5 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

     (a) Mr. Kirsh is the holder of 346,375 ordinary shares of the Issuer, or approximately 3.34% of the 10,372,448 ordinary shares of the Issuer's issued and outstanding shares as of February 6, 2006.

     Mr. Kirsh, the Foundation and Mira Mag are the beneficial holders of 1,485,852 ordinary shares of the Issuer, or approximately 14.32% of the 10,372,448 ordinary shares of the Issuer's issued and outstanding shares as of February 6, 2006.

     (b) Mr. Kirsh has sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 346,375 ordinary shares currently held by him.

     Mr. Kirsh, the Foundation and Mira Mag have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 1,485,852 ordinary shares currently beneficially owned by Mr. Kirsh, the Foundation and Mira Mag.

     (c) On December 26, 2005, Mira Mag distributed 337,279 of the ordinary shares of the Issuer that were held by it to the beneficial owners of such shares, Mr. Guy Even-Ezra, Mr. Asaf Even-Ezra and Ms. Ornit Dekel. There were no other transactions in the ordinary shares of the Issuer effected by Mira Mag in the last 60 days.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned hereby certify that the information set forth in this Statement is true, complete and correct.


Date:    February 10, 2006


                                             /s/ Nathan Kirsh
                                             ----------------
                                             Mr. Nathan Kirsh



                                             The Eurona Fouandation

                                             /s/ Nathan Kirsh
                                             ----------------
                                             By: Nathan Kirsh
                                             Title: Trustee


                                             Mira Mag Inc.

                                             /s/ Nathan Kirsh
                                             ----------------
                                             By:  Nathan Kirsh
                                             Title: Director

                                                                      Schedule 1
                       List of Trustees of the Foundation

Name

Prinz Michael von Liechtenstein

Nathan Kirsh










              List of Directors and Executive Officers of Mira Mag

Name

Nathan Kirsh

Stanley Fleisher

Jacob Even Ezra.